Exhibit 99.1

FOR IMMEDIATE RELEASE:

Afya Limited Announces Closing of the Acquisition of UniRedentor - Sociedade Universitária Redentor

January 31, 2020 – Afya Limited, or Afya (Nasdaq: AFYA), further to the press release issued by it on November 4, 2019, today announced the closing of its acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of UniRedentor - Sociedade Universitária Redentor, or Uniredentor.

UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rio de Janeiro. UniRedentor also offers other health-related undergraduate degrees and graduate programs in medicine and health, as well as other courses.

The aggregate purchase price was R$225 million, of which: (i) R$125 million was paid in cash as of the date hereof (the transaction closing date), and (ii) R$100 million is payable in five equal installments through May 2024, adjusted by the CDI rate.

In 2019, Uniredentor registered gross revenue of R$131.0 million, an increase of 20% over 2018 and more than 70% of its gross revenue came from health related programs.

The acquisition contributed 112 medical school seats to Afya, with a potential 44 additional medical school seats subject to approval by the Brazilian Ministry of Education and will strengthen Afya’s presence in medical graduation courses. The acquisition will increase Afya’s total medical school seats to 1,684.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br